ATS-N/UA: Part II: Activities of the Broker-Dealer Operator and its Affiliates

Item 6: Activities of Service Providers

a. Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?	(●) Yes ( ) No
If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.	LeveL Markets is the operator of the LeveL ATS. In addition to providing technology support and development for the LeveL ATS, certain staff from LeveL Holdings, LeveL Markets's parent, also provide technology support and development in connection with the operation of the Luminex ATS. In that regard, these staff have access to confidential trading information for both the LeveL ATS and the Luminex ATS. Personnel in LeveL Holdings' and LeveL Markets's Ttechnology ~~and operations~~ departments who are responsible for the technology development and day-to-day operation of the LeveL ATS and the Luminex ATS (collectively the "Technology department~~and Operations Personnel~~"), including technology maintenance, support and regulatory reporting services, may have access to confidential trading information on the LeveL ATS and on the Luminex ATS. This includes information regarding open trading interest and recent execution and cancellation information. The LeveL Markets Sales and Operations teams may also have access to confidential trading information on the LeveL ATS and on the Luminex ATS. These employees support LeveL ATS and Luminex ATS subscribers in their use of the respective ATSs, facilitate the technical on-boarding of new ATS subscribers, assist in connecting the subscribers' routing systems to the ATSs, test such connectivity in the ATS UAT environment, facilitate the start of subscriber trading in the ATS production environment, and work with the subscriber on any questions they have with respect to interacting with the ATS and in making any requested changes to the subscribers' use of the ATS. As described more fully in Item 7d, members of LeveL Markets Compliance and Legal staff, who support both the LeveL ATS and the Luminex ATS, may obtain access to confidential trading information of both ATSs to respond to regulatory inquiries, among other responsibilities. LeveL Markets is an indirect affiliate of Nasdaq, Inc. ("Nasdaq") and its subsidiaries (collectively with Nasdaq, excluding Luminex, the "Nasdaq Entities") by virtue of Nasdaq's investment stake in LeveL Holdings, LeveL Markets's parent. While LeveL Markets is an affiliate of Nasdaq, no employee of any Nasdaq entity ("Nasdaq Personnel") is involved in the operation of the LeveL ATS. Further, no employee of LeveL Markets is separately an employee of any Nasdaq Entity, nor is any employee of LeveL Markets involved in the operation of any national securities exchanges operated by a Nasdaq entity (the "Nasdaq Securities Exchanges"). As noted below, Nasdaq services the operations of the FINRA/Nasdaq TRF Carteret and the Nasdaq Securities Exchanges are participants in the committees that operate each Securities Information Processor ("SIP") feed. LeveL Markets reports transactions effected in the LeveL ATS to the FINRA/Nasdaq TRF Carteret and utilizes market data disseminated by the SIP feed in determining the relevant NBBO for each transaction effected in the ATS.
b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?	(●) Yes ( ) No





If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.	The LeveL ATS servers are located at the Equinix NY4 data center. Equinix, as host of the data center, provides cross connects and related connectivity to the LeveL ATS. See Part III Item 6 for additional information. All transactions effected on the LeveL ATS are reported to the FINRA/Nasdaq TRF Carteret. See Part III Item 21 for additional information. Pursuant to a fully disclosed clearing arrangement between LeveL Markets and Instinet, LLC ("Instinet"), Instinet clears and settles all transactions executed on the LeveL ATS. See Part III Item 22 for additional information. The LeveL ATS utilizes data provided by the SIP feeds in determining the relevant NBBO for each security. See Part III Item 23 for additional information.
c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?	⦿ Yes ◯ No
If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.	Instinet provides clearance and settlement services to LeveL Markets for transactions effected on the LeveL ATS. Instinet is a subscriber to the LeveL ATS and may submit trading interest to the LeveL ATS. Instinet may use any of the LeveL ATS functionality disclosed in this Form ATS-N. Nasdaq operates the FINRA/Nasdaq TRF Carteret. Additionally, the Nasdaq Securities Exchanges are participants in the committees that operate each SIP feed.
d. If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?	⦿ Yes ◯ No

Item 7: Protection of Confidential Trading Information

a. Describe the written safeguards and written procedures to protect the confidential trading information of Subscribers to the NMS Stock ATS, including: i. written standards controlling employees of the ATS that trade for employees' accounts; and ii. written oversight procedures to ensure that the safeguards and procedures described above are implemented and followed.	LeveL Markets's sole brokerage business is the operation of the LeveL and Luminex ATSs. Access to the LeveL ATS systems is controlled by user credentials, passwords, and security certificates assigned by LeveL Markets staff. Access to individual parts of the LeveL ATS trading systems (e.g., to subscriber confidential trading information) is permissioned at the user level. The only employees of LeveL Holdings or LeveL Markets with the ability to view open order interest in the LeveL ATS are certain members of LeveL Holdings's or LeveL Markets's Technology ~~and Operations Personnel~~department that support the LeveL ATS and the LeveL Markets Sales and Operations teams. (Please see Item 6 above for a description of the responsibilities of these employees.) LeveL Holdings and LeveL Markets Technology ~~and Operations~~department staff ~~Personnel~~, the LeveL Markets Sales team, and the LeveL Markets Operations team that support both the LeveL ATS and the Luminex ATS are located in or based out of LeveL Markets's Charleston, SC and Boston, MA offices. ~~All other LeveL Markets personnel that support the Level ATS are located in LeveL Markets's Boston, MA offices.~~ LeveL Markets's Boston, MA and Charleston, SC offices require keycard access for entry. LeveL Markets may grant access to proprietary or confidential information within the LeveL ATS after ensuring an employee or contractor has, where appropriate, undergone a background check and signed non-disclosure and confidentiality agreements. LeveL Markets's CCO reviews all requests for access to ensure that the requested access is appropriate given the individual's anticipated responsibilities at LeveL Markets. LeveL Markets policy prohibits personnel with access to subscriber confidential trading information from sharing such information with personnel not authorized to receive such information and from otherwise using such information for any purpose other than supporting the operation of the LeveL ATS or its compliance with applicable rules and regulations. Specifically, Technology ~~and Operations Personnel~~department staff as well as

<u>LeveL Markets Sales, Operations,</u> Legal and Compliance staff are prohibited from using confidential trading information from the LeveL ATS in any way relating to their support and operations of the Luminex ATS. LeveL Markets policy prohibits ~~Technology and Operations Personnel and Legal and Compliance staff from~~ <u>these employees from</u> sharing LeveL ATS subscriber confidential trading information with other LeveL Markets personnel or Nasdaq personnel.

LeveL Markets's network configuration utilizes Access Control Lists to limit access from a specific source IP to a specific destination IP. The LeveL ATS servers are kept in a secure data center located in New Jersey which restricts access to essential authorized personnel. Authorized personnel must identify themselves with a government issued Photo ID.

While subscriber confidential trading information is not encrypted within the secured LeveL ATS systems, such information is encrypted when exported to third-parties (e.g., for clearance and settlement).

Upon request, LeveL Markets will provide subscribers with contra-party execution reports relating to the subscriber's own activity in the LeveL ATS and the categorization of its contra-parties. These reports are provided on a two-week delayed basis (i.e., no execution noted in any such report will have occurred within the two weeks prior to the report date). Subscribers may also request that the FIX messages disseminated to the subscriber in connection with each execution in the LeveL ATS identify, as applicable, (i) whether the subscriber's order was deemed to provide or remove liquidity, (ii) whether the subscriber executed against itself, (iii) whether the subscriber executed against a third-party (rather than against itself), and (iv) whether the subscriber's Firm Order executed against a Firm-Up Order. Additionally, LeveL Markets makes certain aggregated monthly order and execution statistics available on its website. Subscribers may not opt-out from having their information included in these reports.

EMPLOYEE TRADING:

All LeveL Holdings and LeveL Markets employees, including but not limited to the Technology, <u>Sales, Operations,</u> ~~and Operations Personnel and the~~ Legal and Compliance staff who support both the LeveL ATS and the Luminex ATS, are subject to trading restrictions to ensure that such persons' trading activities do not conflict with the interests of LeveL ATS and Luminex ATS subscribers. LeveL Markets does not have any individual or retail customer accounts, including employee accounts. As such, employee trading accounts must be opened and maintained at other broker-dealers, upon approval by the LeveL Markets Chief Compliance Officer (CCO). All employees are required to disclose to Compliance all outside brokerage accounts, and duplicate trade confirmations and account statements <u>(hard copy or via electronic feed)</u> are required to be provided to Compliance for all employee-related accounts held outside the Firm. LeveL Markets Compliance reviews all employee trade ~~confirmations and account statements received~~<u>data</u> for indications of potential misuse of subscriber confidential trading information. Certain trading restrictions, such as Compliance pre-approvals and mandatory hold periods, are in place for less liquid securities (generally, non-large cap securities). Exceptions to these restrictions must be approved in advance by Compliance, and the approval and hold period requirements do not apply to employee accounts which are managed by an advisor (human or automated) that has full investment discretion while the employee has none. All employees must also comply with other trading-related Firm policies such as, but not limited to, its Insider Trading policy.

AFFILIATION WITH NASDAQ:

Nasdaq owns a minority interest in LeveL Markets's parent company, LeveL Holdings. LeveL Holdings and Nasdaq each have information barriers, controls and related policies that prohibit the sharing of non-public confidential trading information between LeveL Markets and the Nasdaq Entities (including, for clarity, the sharing of LeveL ATS subscriber confidential trading information with any Nasdaq Entity, and the sharing of any non-public trading information of any Nasdaq Securities Exchange with LeveL Markets). Further, LeveL Markets personnel and Nasdaq Personnel are subject to policies and procedures that are designed to preserve the independent governance and operation of the LeveL ATS and the Nasdaq Securities Exchanges.

The Nasdaq Securities Exchanges and the LeveL ATS utilize wholly separate technology and systems. Nasdaq personnel do not have access to the LeveL ATS systems, and LeveL Markets personnel do not have access to the systems used in connection with the operation of the Nasdaq Securities Exchanges. LeveL Markets does not share any office space with any Nasdaq entity. LeveL Markets policies and procedures treat Nasdaq Personnel in the same manner as personnel of any unaffiliated third-party. Accordingly, Nasdaq Personnel are restricted from accessing LeveL Markets premises and systems, and from obtaining order, execution and other system data relating to LeveL Markets's operations.

b. Can a Subscriber consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or	 Yes ⚪ No

responsible for its compliance with applicable rules)?	
If yes, explain how and under what conditions.	A subscriber may request that LeveL Markets identify the subscriber as counter-party to transactions with one or more designated subscribers. A subscriber wishing to permission the above disclosure (the "Consenting Subscriber") must identify to LeveL ~~ATS~~ Markets S~~s~~ales or support staff, via email, those subscribers eligible to receive reports identifying transactions to which the Consenting Subscriber was counter-party (the permissioned subscribers, "the "Designated Subscribers"). LeveL Markets may thereafter notify the Designated Subscriber of each transaction to which the Consenting Subscriber was counter-party (i) upon request of the Designated Subscriber or (ii) on an order-by-order basis as part of the FIX messages disseminated to the Designated Subscriber. LeveL ~~ATS~~ Markets S~~s~~ales personnel notify Designated Subscribers of their "permissioned" status via email. Additionally, the identities of (i) the individual who "staged" the permissioning election and (ii) the individual who accepted the election are electronically recorded in LeveL Markets's LeveL ATS user database. Subscribers may permission LeveL ~~ATS~~ Markets S~~s~~ales personnel not otherwise involved in the operation of the LeveL ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis (e.g., executions, cancellations and related order information) for the purpose of providing trading analytics and similar reports (whether the subscriber itself or, where directed by the subscriber, to a third-party). Such permissioning must be made or confirmed via email to the subscriber's LeveL ~~ATS~~ Markets S~~s~~ales coverage team. Trade Advertising in Bloomberg LeveL Markets, on behalf of the Luminex ATS, advertises LeveLUp-related executions from the LeveL ATS via Bloomberg. Such LeveLUp-related executions are advertised on Bloomberg as "Traded" and identify the Luminex ATS ("LMNX") and not any specific Luminex ATS or LeveL ATS subscriber. No identifying or confidential trading information relating to any Luminex ATS or LeveL ATS subscriber is included in such advertising, which only includes the trading symbol and the quantity of shares from the LeveLUp-related execution in the LeveL ATS. LeveL Markets and the LeveL ATS do not otherwise advertise any other trades on the LeveL ATS, on Bloomberg or anywhere else, aside from the LeveLUp executions. LeveL ATS subscribers may, if they so choose, advertise their own trading on the LeveL ATS. LeveL Markets does not require that LeveL ATS subscribers request permission - either from LeveL Markets or the LeveL ATS or from any or all LeveL ATS subscribers - to advertise their participation in executions on the LeveL ATS. While the Luminex ATS permits most Luminex subscribers to opt out of having their trading included in Luminex trade advertising, including Bloomberg advertising (see the Luminex ATS Form ATS-N), the LeveL ATS does not offer an "opt out" ability for LeveL ATS subscribers for any trade advertising that other LeveL ATS subscribers may do independent of the LeveL ATS or from this Bloomberg LeveLUp-related advertising.
c. If yes to Item 7(b), can a Subscriber withdraw consent to the disclosure of its confidential trading information to any Person (not including those employees of the NMS Stock ATS who are operating the system or responsible for its compliance with applicable rules)?	(●) Yes ( ) No
If yes, explain how and under what conditions.	A Consenting Subscriber may remove any Designated Subscriber (i.e., instruct LeveL Markets to cease notifying the Designated Subscriber of transactions to which the Consenting Subscriber was counter-party) by notifying LeveL Markets. Such election must be made or confirmed via email to the subscriber's LeveL ATS sales coverage team. Subscribers who had previously granted permission for LeveL ~~ATS~~ Markets S~~s~~ales personnel not involved in the operation of the LeveL ATS or its compliance with applicable rules to view the subscriber's activity on a post-trade basis in order to provide post trade reports may withdraw their consent at any time, for any reason, by notifying LeveL Markets. Such election must be made or confirmed via email to the subscriber's LeveL ~~ATS~~ Markets S~~s~~ales coverage team. LeveL Markets attempts to process the above requests without unreasonable delay.



While the Luminex ATS permits most Luminex subscribers to opt out of having their trading included in Luminex trade advertising, including Bloomberg advertising (see the Luminex ATS Form ATS-N), the LeveL ATS does not offer an "opt out" ability for any trade advertising that other LeveL ATS subscribers may do independent of the LeveL ATS or from this Bloomberg LeveLUp-related advertising. As noted above, no identifying or confidential trading information relating to any Luminex ATS or LeveL ATS subscriber is included in the Bloomberg advertising, which only includes the trading symbol and the quantity of shares from the LeveLUp-related execution in the LeveL ATS.

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.	As noted in Part II Item 7b above, certain Technology ~~and Operations~~department staff ~~Personnel~~ (who also support the Luminex ATS), due to their involvement in operating the LeveL ATS, have the ability to directly access and view open order interest in the LeveL ATS. This includes (i) personnel who support the ATS's network operations, <u>and</u> (ii) personnel who support the ATS's software development<u>. Additional staff with these capabilities include</u> ~~and (iii)~~ members of LeveL <u>Markets's</u>~~ATS's~~ O<u>o</u>perations <u>and Sales</u>~~support teams~~<u>desk</u> who provide "customer support" services.
	Technology ~~and Operations Personnel~~<u>department staff</u> involved in operating the LeveL ATS may access both live order information and execution data across subscribers, including the identity of the subscriber that submitted an order and the parties to a transaction. Such Technology ~~and Operations Personnel~~<u>department staff</u> may also support the Luminex ATS, further discussed in Part II Item 6 above.
	Members of LeveL Markets's Compliance and Legal departments that support both the LeveL ATS and the Luminex ATS may review subscriber confidential trading information in connection with responding to regulatory inquiries, customer inquiries, addressing compliance issues and other similar issues. However, LeveL Markets Compliance and Legal personnel do not have direct access to such information and, instead, are provided such information by Technology <u>department</u> ~~and Operations Personnel~~<u>staff</u> upon request.

ATS-N/UA: Part III: Manner of Operations

Item 13: <u>Segmentation; Notice</u>

a. Are orders and trading interest in the NMS Stock ATS segmented into categories, classifications, tiers, or levels (<u>e.g.,</u> segmented by type of participant, order size, duration, source, or nature of trading activity)?	 Yes ○ No
If yes, explain the segmentation procedures, including (i) a description for how orders and trading interest are segmented; (ii) identify and describe any categories, classification, tiers, or levels and the types of orders and trading interest that are included in each; (iii) provide a summary of the parameters for	**Channel-Based Segmentation** LeveL Markets employs a channel-based segmentation methodology for the LeveL ATS that allows a subscriber to partition or to direct LeveL Markets to partition a subscriber's order flow into discreet channels that are based upon trading behaviors, business units within the subscriber's organization, or a combination thereof and not solely an identifier such as an MPID. This functionality and related procedures are made available to all subscribers. Subscribers can designate their flow to specific channels that are subscriber-defined. (See Item 14 below.). New subscribers that do not identify specific channels to LeveL Markets as part of on-boarding will initially have their order flow partitioned by LeveL Markets into MPID-specific channels for however many MPIDs are used by that new subscriber. Existing subscribers <u>as of the implementation date of channel-based segmentation</u> that have not identified specific types of their own order flow for partitioning into channels have had their order flow mapped by LeveL Markets into channel-based equivalents based upon any existing contra list instructions that the subscriber already has in place. For example, if a current subscriber has one MPID but has requested different

each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of segmented category; and (v) how segmentation can affect order interaction.	counter party selections (see Item 14) for that MPID (i.e., instructions to match against certain counterparties for firm orders and match against certain other counterparties with its conditional orders), LeveL Markets has mapped those counter party selections or contra list instructions into distinct channels for that subscriber, even if the subscriber did not request that different channels be created. All channels, whether identified by the subscriber or by LeveL Markets, are set up in the LeveL ATS by LeveL Markets and not by subscribers.

Subscribers may run a "mark-out" or other trading analysis in the LeveL ATS or request that LeveL Markets run one on the subscriber's behalf and use the results of such an analysis to identify activity that it deems to be favorable or unfavorable to that subscriber. The subscriber may request that its order flow - either a specific channel, multiple channels, or all of its order flow - not interact with particular channels that are anonymously selected in the~~eh~~ outcome of the contra-party analyses of its trading activity. LeveL Markets will review the subscriber's executions during an agreed-upon historical time period, and on the basis of a performance metric defined by the subscriber.

As discussed in Part II Items 1, 3, and 4, LeveL Markets offers a service called "LeveLUp" to subscribers of the Luminex ATS whereby LeveL Markets can route Luminex ATS subscriber orders to the LeveL ATS. LeveLUp participants do not have access to the entire LeveL pool. Instead, LeveL Markets previously offered LeveLUp participants two potential counterparty groups once the opt-in Luminex ATS participant orders reach the LeveL ATS: "BD/Agency Algo/Smart Order Router" order flow, or that segment as well as electronic market makers. As discussed more fully in Item 14 below, LeveL Markets is no longer supporting these "legacy" order flow segments in the LeveL ATS. LeveL Markets has mapped these two "legacy" counterparty groups into channel-based equivalents and orders from existing LeveLUp participants will interact with either the channel equivalent to the "BD/Agency Algo/Smart Order Router" segment or the channel-based equivalent to the "BD/Agency Algo/Smart Order Router and Electronic Market Makers" that the LeveLUp participant previously selected. New LeveLUp participants will be able to elect one of these two counterparty channels (a channel-based equivalent of the legacy BD/Agency Algo/Smart Order Router or a channel-based equivalent of the legacy BD/Agency Algo/Smart Order Router plus Electronic Market Makers). All LeveLUp participants will be segmented into one of the two channels that represents the counterparty group elections selected by that participant. Because LeveLUp participants are not distinguishable to the LeveL ATS - orders from LeveLUp participants are represented in the LeveL ATS by the LeveL Markets MPID LTAA - LeveLUp participants cannot request a similar type of "mark-out" or other trading analysis in order to request different contra party exclusions.

LeveL Markets, the broker-dealer operator of LeveL ATS, may also in its sole discretion establish new channels or consolidate a subscriber's existing channels without notice. For example, LeveL Markets may partition an existing channel's order flow into two order channels based upon characteristics of the orders (e.g., "passive resting" versus "aggressive IOC" orders) if it deems these meaningfully different types of order flow. LeveL Markets would apply the single channel's existing exclusions, if any, that were selected by the subscriber to any new channels created by LeveL Markets. In addition, if LeveL Markets observes that several of a subscriber's identified channels appear to reflect virtually identical order flow characteristics, LeveL Markets may elect to consolidate those channels. However, if those separate subscriber channels have different sets of exclusions, LeveL Markets will not consolidate those channels even if the order flow from those channels does not appear to otherwise be meaningfully distinguishable. Any reviews by LeveL Markets of subscriber activity for this purpose will be on an ad hoc basis as deemed appropriate by LeveL Markets and not necessarily at set periodic intervals.

LeveL Markets previously grouped its subscribers into one or more groups at the MPID level based upon the order characteristics or general business model of each subscriber. Such groups included agency algorithms or smart order routers, broker-dealers, exchanges or other ATSs, electronic market makers, high-touch agency broker-dealers, high-touch proprietary broker-dealers, low-touch prop, and sponsored access arrangements. While such groupings are no longer supported under the channel-based segmentation methodology, LeveL Markets has mapped these exclusion settings into comparable channels or groups of channels for subscribers who have previously requested to interact (include) or not interact (exclude) with one or more of these legacy groupings. LeveL Markets will also not add any new subscribers or channels to any legacy grouping; thus, a subscriber will be eligible to trade with any new subscriber unless and until that new subscriber has been excluded by means of a contra-party analysis (as described below) or an MPID exclusion. LeveL Markets will also not allow any new subscriber to request exclusions based upon these legacy groupings. Subscribers currently utilizing the legacy segmentation categories can update their exclusions by contacting LeveL Markets.

b. If yes to Item 13(a), is the segmentation of orders and trading interest the same for all Subscribers and the Broker-Dealer Operator?	◯ Yes ⦿ No
If no, identify and explain any differences.	The application of the channel-based segmentation process is the same for all subscribers; however, because the channel-based segmentation is intended to be flexible and tailored to each subscriber and their order flow, and because each subscriber is different and may have a different number of channels, different trading strategies, and different counterparty exclusions (see Item 14), the results of the segmentation process will necessarily vary by subscriber. LeveL Markets can, in its discretion, create new channels or combine existing channels. In addition, as described in Item 13a above, the segmentation process is different for LeveL Markets, the broker-dealer operator, with respect to

	LeveLUp participants. As discussed above, these participants, whose orders are represented on the LeveL ATS via LeveL Markets, are placed into one of two channels and are unable to have a similar mark-out or other trading analysis conducted to allow them to elect different counterparty exclusions.
c. Does the NMS Stock ATS identify orders or trading interest entered by a customer of a broker-dealer on the NMS Stock ATS as a customer order?	○ Yes ◉ No
d. If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest?	◉ Yes ○ No
If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.	For the channel-based segmentation protocol, subscribers may proactively identify to LeveL Markets the specific channels tied to the types of order flow that it is sending or will send to LeveL ATS. LeveLUp participants, through LeveL Markets, the broker-dealer operator, cannot specify individual channels within that participant. As discussed above, LeveL Markets will also establish other channels based upon subscriber trading behaviors, and these channels may not be disclosed to the subscriber.
e. If yes to Item 13(d), are the disclosures required to be identified in 13(d) the same for all Subscribers and the Broker-Dealer Operator?	◉ Yes ○ No

Item 14: Counter-Party Selection

a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?	◉ Yes ○ No
If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.	As further discussed below, subscribers may designate their trading interest as eligible or ineligible to interact with certain orders or trading interest in the LeveL ATS. Such permissioning elections may be made at the MPID, FIX-session level, or Channel level. Subscriber Channels LeveL Markets will enable a LeveL ATS subscriber to partition or to direct LeveL Markets to partition the subscriber's order flow into one or more "channels." Channels are designed to distinguish meaningfully different types of business from a given subscriber. As discussed above, these can be based on trading behaviors, business units within the subscriber's organization~~no~~, or some combination thereof. A subscriber can designate to which channel an order belongs either explicitly (by some agreed upon FIX field) or

implicitly (for example, by some combination of order attributes or specific gateway sessions) via coordination with LeveL Markets. For example, a subscriber may have a proprietary trading desk with three distinct teams. Each team may have different strategies or investment objectives, and each may have different contra party instruction lists; thus, each of these teams may be identified by the subscriber to LeveL Markets as distinct channels. This channel-based segmentation is made available to all subscribers but not to LeveLUp participants. LeveL Markets may also, at its sole discretion, designate new channels or consolidate existing channels without communication to the subscriber. (See Item 13 above.). Any changes to channels requested by a subscriber would generally be put into production the following business day.

As discussed in Item 13 above, subscribers may run a "mark-out" or other trading analysis of its activity in the LeveL ATS or request that LeveL Markets run one on the subscriber's behalf and use the results of such an analysis to identify activity that it deems to be favorable or unfavorable to that subscriber. The subscriber may request that its order flow - either a specific channel, multiple channels, or all of its order flow - not interact with particular channels that are anonymously selected in the outcome of the contra party analyses of its trading activity. LeveL Markets will review the subscriber's executions during an agreed-upon historical time period, and on the basis of a performance metric defined by the subscriber, LeveL Markets will block or prevent future interactions with contra channels that are not in-line with the subscriber's performance threshold from the subscriber's interaction pool. For example, if a trading analysis of a subscriber's executions in the LeveL ATS shows that a stock tends to move in an unfavorable direction (to them) following certain executions but not others, the subscriber may request that their order flow not interact with any contra channel whose combined executions against the subscriber lead to those unfavorable outcomes. LeveLUp participants may not request or present an execution analysis to select different counterparty exclusions (see below).

Contra-party Exclusions

As discussed in Item 13 above, the channel-based segmentation for the LeveL ATS is replacing the prior segmentation protocol that involved grouping subscribers into different categories such as agency algorithms or smart order routers, broker-dealers, exchanges or other ATSs, electronic market makers, high-touch agency broker-dealers, high-touch proprietary broker-dealers, low-touch prop, and sponsored access arrangements. While these categories are no longer being supported, as described more fully in Item 13, LeveL Markets has mapped those legacy segments into channel-based equivalents and has carried over any existing subscriber exclusion elections utilizing the channel-based equivalents to the previous segments. These exclusion elections can be modified by the subscriber through a request to LeveL Markets, as described below.

Subscribers can provide LeveL Markets with a list of market-participant IDs (MPIDs) which it wishes to be excluded from their interactions. As described above, subscribers, with the exception of LeveLUp participants who access the LeveL ATS via LeveL Markets, can also request that LeveL Markets carry out an anonymous contra-party exclusion analysis on their behalf, in which contra-parties are deselected (exclusions) at the channel level, on the basis of a performance metric defined by the subscriber. These analyses are based solely on the subscriber's own performance metric applied to the subscriber's past interactions (executions) with the contra-party channels over some designated time period and with some designated performance threshold. LeveL Markets provides this analysis to all of its subscribers who request it, so long as such requests are reasonable in the Firm's judgment and in its sole discretion. For example, if the subscriber requests the identity or nature of specific counterparties to its executions in the LeveL ATS, if the requests require data that the Firm does not possess, or if the requests are so frequent that the Firm doesn't have the resources to reasonably address them all, those requests will be rejected. A subscriber can have a different set of inclusions or exclusions for each of their own channels. Any contra-party channels that are excluded are done so on an anonymous basis. Note that a subscriber's contra-party exclusions apply asymmetrically - only when the subscriber is providing liquidity in the prospective execution. For the LeveL ATS, an order "provides liquidity" when that order arrives before other orders and rests on the LeveL ATS as a potential counterparty to subsequent orders in that same security. A request for contra-party exclusions to be implemented regardless of liquidity flag (providing or removing) can be made in writing to LeveL Markets and will be evaluated on a case-by-case basis. In circumstances where LeveL Markets has determined to divide a subscriber's order flow into multiple channels based upon its own determination that the subscriber's order flow contained meaningfully distinguishable types of flow, any contra party exclusion requests from the subscriber that had been in place for the single channel will be applied to each new channel created by LeveL Markets unless and until the subscriber requests different exclusions. In addition, if a subscriber had multiple established channels that, in the judgment of LeveL Markets, did not represent meaningfully distinguishable types of flow, but those channels had different contra party exclusions, LeveL Markets would not combine those similar channels into one channel.

As discussed in Part II Items 1, 3 and 4, LeveL Markets offers a service called "LeveLUp" to subscribers of the Luminex ATS whereby LeveL Markets can route Luminex ATS subscriber orders to the LeveL ATS. LeveL Markets previously offered LeveLUp participants two potential counterparty groups once the opt-in Luminex ATS participant orders reach the LeveL ATS: "BD/Agency Algo/Smart Order Router" order flow or that segment as well as electronic market makers. As stated in Item 13 above, LeveL Markets is no longer supporting these "legacy" order flow segments in the LeveL ATS. LeveL Markets has mapped these two "legacy" counterparty groups into channel-based equivalents, and orders from existing LeveLUp participants will interact with either the channel equivalent to the "BD/Agency Algo/Smart Order Router" segment or the channel equivalent to "BD/Agency Algo/Smart Order Router and Electronic Market Makers" that the LeveLUp participant previously selected. New LeveLUp participants will be able to elect one of these two counterparty channels (a channel-based equivalent of the legacy BD/Agency Algo/Smart Order Router or a channel-based equivalent of the legacy BD/Agency Algo/Smart Order Router plus Electronic Market Makers).

Subscriber Trading Arrangements

A subscriber can engage in unilateral, bilateral, or multilateral trading arrangements with one or more contra parties. These arrangements require the explicit consent from all involved parties and can be configured at the channel level or at the subscriber or MPID level. Provided that LeveL Markets receives the express permission of all subscribers intended to be parties to that arrangement, LeveL Markets will generally approve all such requests. Note that a subscriber channel can have its orders participate in a trading arrangement only, participate in the trading arrangement first and then if not match interact with the general pool of subscribers to the ATS, or simultaneously be eligible to interact outside the arrangement as requested by the subscriber. Such arrangements can be requested via a communication (oral or written, including electronic) to LeveL Markets. There is no default arrangement priority implemented by LeveL Markets. Subscribers may also have multiple trading arrangements and may interact within and among those arrangements and with the broader LeveL pool in whatever order preferred by that subscriber. Orders sent simultaneously to multiple trading arrangements or one or more trading arrangements and the broader LeveL pool will match according to the priority specified by the subscriber, if any, and otherwise by the priority rules of the LeveL ATS as specified herein. There are no different order types or other differences relating to the operation of a trading arrangement from the order types or rules relating to the operation of the LeveL ATS as disclosed in this ATS-N. LeveL Markets will not create or modify subscriber trading arrangements unless directed by the relevant subscriber. LeveLUp participants cannot utilize Subscriber Trading Arrangements.

Subscribers, except for LeveLUp participants whose orders are routed by LeveL Markets, the broker-dealer operator, to the LeveL ATS, may elect that their orders only interact with other orders submitted by the same subscriber ("Internalization Only"). These subscribers may elect to have orders from certain of their channels (such as desks or other business units) interact or not interact with orders from certain other channels within the same subscriber ("Channel-based Permissioning"). In addition, these subscribers may elect to prioritize potential contra parties to their orders in the LeveL ATS ("Contra List Priority"). For example, a subscriber may wish to execute internally first if there is a match and then execute against a particular counterparty if not. Similarly, a subscriber may wish to execute against certain potential counterparties in a specific order if there are matching opportunities against such counterparties. For example, a subscriber may want to first look for a match against Counterparty A. If there are no eligible orders from Counterparty A, then the subscriber may want to look for a match against Counterparty B, and so on. Subscribers electing to use Contra List Priority functionality may, but are not required to, obtain permission from the potential counterparties to prioritize the contra parties in that arrangement. This Contra List Priority functionality only applies when an order is first entered onto the LeveL ATS; instructions unrelated to Contra List Priority will be followed in the event of a subsequent match in the ATS. As noted above, the subscriber may elect that these orders then be exposed to orders from the rest of the LeveL ATS pool of subscribers or not, at the subscriber's option. For clarity, Contra List Priority is not available to LeveLUp participants.

Except for LeveLUp participants, whose orders are routed to the LeveL ATS by LeveL Markets, the broker-dealer operator, subscribers may elect that their Firm Orders or Conditional Orders not interact with EFUT Conditional Orders (as discussed more fully in Part III Item 7(a) and 9(a)) at the session level or on an order-by-order basis. Subscribers, ~~except for LeveLUp participants,~~ cannot elect for their EFUT Conditional Orders to not interact with other EFUT Conditional Orders.

b. If yes to Item 14(a), are the procedures for counter-party selection required to be identified in Item 14(a) the same for all Subscribers and the Broker-Dealer Operator?	 ○ Yes ● No
If no, identify and explain any differences.	The procedures for counterparty selection are the same for all subscribers but are different for LeveL Markets, the broker-dealer operator, and participants in the LeveLUp service. The distinction of these procedures as they apply to LeveL Markets and to other LeveL ATS subscribers are described more fully in Item 14a.